Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To The Trustee and Unitholders

Tidelands Royalty Trust “B” and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of assets, liabilities, and trust corpus of Tidelands Royalty Trust “B” and Subsidiary (the Trust) as of December 31, 2017 and 2016, and the related consolidated statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the assets, liabilities, and trust corpus of the Trust as of December 31, 2017 and 2016, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2017, in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, these consolidated financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as the Trust’s auditor since 2011.

Dallas, Texas

March 29, 2018

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

As of December 31, 2017 and 2016

	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$470,948	$523,892
Producing oil and natural gas properties	2	2
Federal income taxes refundable	—	—

Total assets	$470,950	$523,894

Liabilities and Trust Corpus
Current liabilities:
Income distributable to unitholders	—	36,228

Total current liabilities	$—	$36,228

Trust corpus—authorized 1,386,525 units of beneficial interest, issued 1,386,375 at nominal value	470,950	487,666

Total liabilities and Trust corpus	$470,950	$523,894

See accompanying notes to consolidated financial statements.

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF DISTRIBUTABLE INCOME

For the Years ended December 31,

Income:
Oil and natural gas royalties	$167,308	$231,999	$373,510
Interest income	2,611	347	69

Total income	$169,919	$232,346	$373,579
Expenses:
General and administrative expenses	$142,112	$144,775	$137,509

Distributable income before Federal income taxes	27,807	87,571	236,070
Federal income taxes of subsidiary	—	3,269	—

Distributable income	$27,807	$84,302	$236,070

Distributable income per unit	$0.02	$0.06	$0.17

Distributions per unit	$0.03	$0.09	$0.23

Units outstanding	1,386,375	1,386,375	1,386,375

See accompanying notes to consolidated financial statements.

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN TRUST CORPUS

For the Years ended December 31,

	2017	2016	2015
Trust corpus, beginning of year	$487,666	$524,604	$609,407
Distributable income	27,807	84,302	236,070
Distributions to unitholders	(44,523)	(121,240)	(320,873)

Trust corpus, end of year	$470,950	$487,666	$524,604

See accompanying notes to consolidated financial statements.

TIDELANDS ROYALTY TRUST “B” AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL

(a) General

Tidelands Royalty Trust “B” (the “Trust”) was established on June 1, 1954 with a transfer of contract rights to certain properties to the Trust in exchange for units of beneficial interest. The contract rights enable the Trust to receive an interest in any oil, natural gas or other mineral leases obtained by Gulf Oil Corporation, now Chevron U.S.A., Inc. (“Chevron”), which is a subsidiary of Chevron Corporation and its assignees, in a designated area of the Gulf of Mexico during a 50-year period that expired on April 30, 2001.

The Trust is required under its Indenture to distribute all income, after paying its liabilities and obligations, to the unitholders quarterly. The Trust cannot invest any of its money for any purpose and cannot engage in a trade or business.

The Trust’s wholly-owned subsidiary, Tidelands Royalty “B” Corporation (“Tidelands Corporation”), holds title to interests in properties that are situated offshore of Louisiana. Ninety-five percent of all oil, natural gas, and other mineral royalties collected by this subsidiary are retained by and delivered to the Trust. Tidelands Corporation, like the Trust, is prohibited from engaging in a trade or business and does only those things necessary for the administration and liquidation of its properties. The Trust is authorized to pay the expenses of Tidelands Corporation should it be necessary.

The Trust and its subsidiary have no employees.

(b) Unitholder Voting Matters

On March 27, 2001, the unitholders of record at the close of business on February 16, 2001, approved an amendment to the Indenture to extend the term of the Trust to April 30, 2021.

(c) Principles of Consolidation

The consolidated financial statements include the Trust and its wholly-owned subsidiary, Tidelands Corporation. All material intercompany accounts and transactions have been eliminated upon consolidation.

(d) Producing Oil and Natural Gas Properties

At the time the Trust was established, no determinable market value was available for the assets transferred to the Trust; consequently, nominal values were assigned. Accordingly, no allowance for depletion has been included.

Tidelands’ revenues are derived from production payments and overriding royalty interests related to properties located in the Gulf of Mexico.

(e) U.S. Federal Income Taxes

No provision has been made for U.S. Federal income taxes on the Trust’s income since such taxes are the liability of the unitholders.

U.S. Federal income taxes are provided on the income of Tidelands Corporation (which specifically excludes the 95% net profits interest to be retained by and delivered to the Trust) after deducting statutory depletion. There were no significant deferred tax assets or liabilities as of December 31, 2017 and 2016. Tidelands Corporation uses the cash method of reporting for Federal income taxes.

The primary difference between the actual tax expense of Tidelands Corporation and the expected tax expense is due to the fact that only 5% of Tidelands Corporation’s income (i.e., excluding the 95% net profits interest retained by and delivered to the Trust) is subject to U.S. Federal income tax.

Tax positions taken by the Trust related to the Trust’s pass-through status and Federal state tax positions have been reviewed, and the Trustee is of the opinion that material positions taken would more likely than not be sustained by examination. In accordance with the Trust’s basis of accounting discussed in Note 2, the Trust would only recognize the impact of tax positions that were not upheld at the time of payment. As of December 31, 2017, the Trust’s tax years 2014 and thereafter remain subject to examination.

Tidelands Corporation recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

(f) Credit Risk Concentration and Cash Equivalents

Financial instruments which potentially subject the Trust and Tidelands Corporation to concentrations of credit risk are primarily investments in cash equivalents. The Trust and Tidelands Corporation place their cash investments with financial institutions that the Trustee considers creditworthy and limit the amount of credit exposure from any one financial institution. The estimated fair values of cash equivalents approximate the carrying values due to the short term nature of these financial instruments.

Tidelands had cash and cash equivalents of $470,948 and $523,892 at December 31, 2017 and 2016, respectively, which consisted of cash deposits, U.S. Treasury and agency bonds, and money market accounts.

(g) Use of Estimates

The preparation of financial statements in conformity with the modified cash basis method of accounting requires the Trustee to make various estimates and assumptions that affect the reported amount of liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results may differ from such estimates.

(h) Distributable Income per Unit

Distributable income per unit is determined by dividing distributable income by the number of units of beneficial interest outstanding during the period.

(i) Significant Royalty Sources

The following table presents the approximate percentage of royalties actually received from each royalty payor for the past three years:

Royalty Payors	2017	2016	2015
Fieldwood Energy LLC	10%	30%	38%
Renaissance Offshore LLC	90%	69%	60%
EnVen Energy Ventures, LLC	—%	1%	2%

	100%	100%	100%

(2) BASIS OF ACCOUNTING

The financial statements of Tidelands have been prepared on the modified cash basis method and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles in the United States (“GAAP”). Under the modified cash basis method:

•	Royalty income is recognized when received by Tidelands.

•

Tidelands’ expenses (which include accounting, legal, and other professional fees, trustees’ fees and out-of-pocket expenses) are recorded on an actual paid basis. Reserves for liabilities that are contingent or uncertain in amount may also be established if considered necessary.

•	Distributions to unitholders are recognized when declared by the Trustee of the Trust.

The financial statements of Tidelands differ from financial statements prepared in conformity with GAAP because of the following:

•	Royalty income is recognized in the month received rather than in the month of production.

•	Reserves may be established for contingencies that would not be recorded under GAAP.

•	Expenses are recorded in the month paid rather than in the month incurred.

This comprehensive basis of accounting corresponds to the accounting principles permitted for royalty trusts by the SEC, as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

(3) TEXAS FRANCHISE TAX

Texas imposes a franchise tax that applies to most business entities that are formed or qualified to do business, or that are otherwise doing business, in Texas. Under the Texas franchise tax statute, a 0.75% tax (in certain cases not applicable here, the tax rate is 0.475%) is imposed for reports due in 2018 on each taxable entity’s taxable margin that is apportioned to Texas. Taxable margin is generally defined as revenues less certain costs, as provided under the statute. Most entities that provide owners with limited liability protection, including trusts, are considered to be taxable entities for purposes of the Texas franchise tax. The statute provides certain limited exemptions from the tax, including exclusions for certain “passive entities” that satisfy specified statutory requirements as described below.

Under the Texas franchise tax statute, “passive entities,” including trusts, that meet the following requirements, are exempt from the Texas franchise tax: (a) the trust cannot be a business trust within the meaning of U.S. Treasury Regulation section 301.7701-4(b); (b) at least 90% of the trust’s income for the taxable year must be derived from passive sources (e.g., royalties, bonuses, delay rental income from mineral properties, dividends, interest, gains from the sale of securities); and (c) no more than 10% of the trust’s income for the taxable year can be derived from an active trade or business (e.g., rent, certain income received by a non-operator under a joint operating agreement pursuant to which the operator is the member of an affiliated group that includes such non-operator). An entity determines on an annual basis whether it meets the requirements to be treated as a “passive entity” for Texas franchise tax purposes. The Trust is not a business trust within the meaning of U.S. Treasury Regulation section 301.7701-4(b ). In addition, the Trustee believes that all or substantially all of the Trust’s income currently is passive, as it consists of royalty income from the sale of oil and natural gas, dividends and interest income. Subject to any change in the sources of income derived by the Trust or any change in the Indenture, the Trust expects that it will continue to qualify as a passive entity that is not subject to the franchise tax.

If the Trust is exempt from the Texas franchise tax as a passive entity, each unitholder that is subject to the Texas franchise tax as a taxable entity under the Texas Tax Code should generally include its share of the Trust’s revenue in its franchise tax computation. The Texas franchise tax does not apply to natural persons. The Trust anticipates that it will be a passive entity in the tax year ending in 2017.

(4) SUPPLEMENTAL INFORMATION RELATING TO OIL AND NATURAL GAS RESERVES (UNAUDITED)

Oil and natural gas reserve information relating to the Trust’s royalty interests is not presented because such information is not available to the Trust without unreasonable effort or expense. The Trust’s share of oil and natural gas produced for its royalty interests was as follows:

	For the Year Ended December 31,
	2017	2016	2015
Net production quantities:
Oil (bbls)	2,242	4,363	4,460
Natural gas (mcf)	26,458	33,518	43,410

(5) SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The following quarterly financial information for the years ended December 31, 2017 and 2016 is unaudited; however, in the opinion of the Trustee, all adjustments necessary to present a fair statement of the results of operations for the interim periods have been included.

	Oil and Natural Gas Royalties	Distributable Income (Loss)	Distributable Income (Loss) Per Unit
Quarter ended:
March 31, 2016	$82,201	$58,909	$0.04
June 30, 2016	35,738	(34,323)	(0.02)
September 30, 2016	51,876	30,978	0.02
December 31, 2016	62,184	28,738	0.02

	$231,999	$84,302	$0.06

Quarter ended:
March 31, 2017	$47,374	$29,805	$0.02
June 30, 2017	52,572	(7,877)	(0.01)
September 30, 2017	28,090	483	—
December 31, 2017	39,272	5,396	0.01

	$167,308	$27,807	$0.02